SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(30 September 2015)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

30 September 2015

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

This announcement details the number of Shares acquired by PDMRs in the circumstances provided below.

For further details of the Fixed Share Awards, please see the Summary Remuneration announcement dated 27 February 2015 and disclosures in the Group's 2014 Annual Report and Accounts.

Fixed Share Award
The Group was notified on 29 September 2015 that on the same day, after the settlement of associated income tax liabilities and national insurance contributions, Shares were acquired on behalf of the PDMRs as listed in the table below in respect of the third quarter of 2015 under the Group's Fixed Share Award. The acquisition price was 73.492 pence per Share.  The Shares will be held on behalf of the PDMRs and will be released over five years, with 20 per cent being released each year on the anniversary of the award.

Name	Shares
António Horta-Osório	162,262
Juan Colombás	89,604
George Culmer	90,867
Andrew Bester	88,342
Karin Cook	73,198
Antonio Lorenzo	82,789
Vim Maru	73,198
David Oldfield	82,032
Miguel-Ángel Rodríguez-Sola	73,829
Toby Strauss	73,198
Matt Young	63,102

Dividend
The following Shares were acquired by PDMRs through the reinvestment of the dividend paid by the Group on 28 September 2015 in respect of the half year ended 30 June 2015:

Name	Shares
George Culmer	36,018 1 95 2 5,245 3
Andrew Bester	5,099 3
Karin Cook	54 2 1,559 3
David Oldfield	74 2 3,166 3 139 4
Matt Young	8,222 1 3,641 3

1 Notified to the Group on 29 September 2015 by Halifax Share Dealing Limited. The Shares were acquired on 28 September 2015 at 74.99 pence per Share.
2 Notified to the Group on 29 September 2015 by its registrar, Equiniti, in respect of the Group's Share Incentive Plan. The Shares were acquired on 28 September 2015 at 74.9537 pence per Share.
3 Notified to the Group on 29 September 2015 by its registrar, Equiniti, in respect of the Group's Fixed Share Award. The Shares were acquired on 29 September 2015 at 73.412 pence per Share.
4 Notified to the Group on 30 September 2015 by its registrar, Equiniti, in respect of shares held in his own name.  The Shares were acquired on 29 September 2015 at 74.4073 pence per Share.

Following these transactions, Executive Directors and Members of the Group Executive Committee continue to comply with the Group's shareholding policy requirements.

These disclosures are made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                              +44 (0) 20 7356 1571
Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                          +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 30 September 2015